SCHEDULE A

TO

AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST

OF

THE ROXBURY FUNDS

SCHEDULE OF PORTFOLIOS AND CLASSES

AMENDED June 29, 2015

Portfolio	Class of Shares
Hood River Small-Cap Growth Fund	Institutional Shares
Hood River Small-Cap Growth Fund	Investor Shares
Mar Vista Strategic Growth Fund	Institutional Shares